SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30210; 812-14074]

Wells Fargo Bank, N.A., et al.; Temporary Order

September 21, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against Wells Fargo Bank, N.A. ("Wells Fargo Bank") on September 20, 2012 by the United States District Court for the District of Columbia, until the Commission takes final action on an application for a permanent order or, if earlier, November 16, 2012.

Applicants: Wells Fargo Bank, First International Advisors, LLC ("First International"), Metropolitan West Capital Management, LLC ("Metropolitan West"), Golden Capital Management, LLC ("Golden Capital"), Alternative Strategies Brokerage Services, Inc. ("Alternative Strategies Brokerage"), Alternative Strategies Group, Inc. ("Alternative Strategies"), Wells Fargo Funds Management, LLC ("WF Funds Management"), Wells Capital Management Incorporated ("Wells Capital Management"), Peregrine Capital Management, Inc. ("Peregrine"), Galliard Capital Management, Inc. ("Galliard"), and Wells Fargo Funds Distributor, LLC ("WF Funds Distributor") (each an "Applicant" and collectively, the "Applicants").[1]

Filing Date: The application was filed on August 31, 2012, and amended on September 21, 2012.

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[1] Applicants request that any relief granted pursuant to the application also apply to any existing company of which Wells Fargo Bank is or may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: Wells Fargo Bank, 101 North Phillips

Avenue, Sioux Falls, SD 57104; First International, 30 Fenchurch Street, London, England, UK

EC3M 3BD; Metropolitan West, 610 Newport Center Drive, Suite 1000, Newport Beach, CA

92660; Golden Capital, 5 Resource Square, Suite 400, 10715 David Taylor Drive, Charlotte, NC

28262; Alternative Strategies Brokerage, 401 South Tryon Street, Charlotte, NC 28202;

Alternative Strategies, 401 South Tryon Street, TH 3, Charlotte, NC 28202; WF Funds

Management and WF Funds Distributor, 525 Market Street, 12th Floor, San Francisco, CA

94105; Wells Capital Management, 525 Market Street, 10th Floor, San Francisco, CA 94105;

Peregrine, 800 LaSalle Avenue, Suite 1850, Minneapolis, MN 55402; and Galliard, 800 LaSalle

Avenue, Suite 1100, Minneapolis, MN 55402.

<u>For Further Information Contact</u>: Steven I. Amchan, Senior Counsel, at (202) 551-6826 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

     1.   Wells Fargo Bank is a national banking association wholly-owned, directly and

indirectly, by Wells Fargo & Company ("Wells Fargo"). Through its direct and indirect

subsidiaries, Wells Fargo, a registered financial holding company and bank holding company

under the Bank Holding Company Act of 1956, as amended, offers banking, brokerage, advisory

and other financial services to institutional and individual customers worldwide. Wells Fargo also is the ultimate parent of the other Applicants, who, as direct or indirect, majority-owned or

wholly-owned, subsidiaries of the same ultimate parent, are, or may be considered to be, under

common control with Wells Fargo Bank.

2. Effective December 1, 2011, and August 24, 2012, respectively, two separately

identifiable departments within Wells Fargo Bank, Abbot Downing Investment Advisors and

Wells Capital Management Singapore, each became registered as an investment adviser under

the Investment Advisers Act of 1940 ("Advisers Act") and each serves as an investment adviser

to one or more Funds (as defined below). First International, Metropolitan West, Golden

Capital, Alternative Strategies, WF Funds Management, Wells Capital Management, Peregrine,

and Galliard are registered as investment advisers under the Advisers Act and serve as

investment advisers or sub-advisers to various Funds. Alternative Strategies Brokerage and WF

Funds Distributor are registered as broker-dealers under the Securities Exchange Act of 1934,

and each serves as principal underwriter to various Funds. "Fund" means any registered

investment company, including a registered unit investment trust ("UIT") or registered face

amount certificate company, as well as a business development company ("BDC") or

employees' securities company ("ESC"). "Fund Servicing Activities" means acting as an

adviser, sub-adviser or depositor to Funds, or principal underwriter for any registered open-end

investment company, UIT, registered face amount company or ESC.

3. On July 12, 2012, the U.S. Department of Justice filed a complaint ("Complaint")

against Wells Fargo Bank in the United States District Court for the District of Columbia

("District Court") in a civil action.[2] The Complaint alleged that Wells Fargo Bank engaged in a

pattern or practice of discrimination on the basis of race and national origin in violation of the

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[2] *United States v. Wells Fargo Bank, N.A.*, No. 1:12-cv-01150 (D.D.C., July 12, 2012).

Equal Credit Opportunity Act ("ECOA") and the Fair Housing Act ("FHA"). More specifically, the Complaint alleged that Wells Fargo Bank's policies caused African-American and Hispanic borrowers to be placed into subprime loans at higher rates than similarly-situated white borrowers and to pay higher costs, fees and interest rates than similarly-situated white borrowers. On July 12, 2012, Wells Fargo Bank executed a Consent Order, in which it denied the allegations of the Complaint other than those facts deemed necessary to the jurisdiction of the District Court. Pursuant to that Consent Order, on September 20, 2012, the District Court entered a judgment that, among other things, enjoins Wells Fargo Bank from violating the anti-discrimination provisions of the ECOA and the FHA in connection with originating residential mortgages (the "Injunction").

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from acting as a bank, or from engaging in or continuing any conduct or practice in connection with such activity, from acting, among other things, as an investment adviser or depositor of any registered investment company, or a principal underwriter for any registered open-end investment company, UIT or registered face-amount certificate company. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(2) to a company any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that Wells Fargo Bank is, or may be considered to be, under common control with and therefore an affiliated person of each of the other Applicants. Applicants state that the entry of the Injunction may result in Applicants being subject to the disqualification provisions of section 9(a) of the

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Act because Wells Fargo Bank is enjoined from engaging in or continuing certain conduct and/or practices in connection with its banking activity.[3]

2. Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking temporary and permanent orders exempting the Applicants and the other Covered Persons from the disqualification provisions of section 9(a) of the Act.

3. Applicants state that to the best of their reasonable knowledge: (i) none of the Applicants' (other than certain of Wells Fargo Bank's) current or former directors, officers or employees had any knowledge of, or had any involvement in, the conduct alleged in the Complaint to have constituted the alleged violations that provided a basis for the Injunction; (ii) the personnel who were involved in the violations alleged in the Complaint have had no involvement in, and will not have any future involvement in, providing advisory, sub-advisory, depository or underwriting services to Funds; and (iii) because the personnel of the Applicants involved in Fund Servicing Activities did not have any involvement in the alleged misconduct, shareholders of Funds that received investment advisory, depository and principal underwriting services from the Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

4. Applicants also state that, if they were barred from providing Fund Servicing Activities to Funds, the effect on their businesses and employees would be severe. Applicants

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[3] Applicants believe that the conduct and/or practices covered by the Injunction could be deemed to be in connection with Wells Fargo Bank's banking activity.

further represent that the inability of the Applicants to continue providing Fund Servicing

Activities would result in potentially severe financial hardships for both the Funds and their

shareholders.

5.   Applicants state that several Applicants and certain of their affiliates have

previously received orders under section 9(c), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granted by the Commission pursuant to the application

will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice

to, and shall not limit the Commission's rights in any manner with respect to, any Commission

investigation of, or administrative proceedings involving or against, Covered Persons, including

without limitation, the consideration by the Commission of a permanent exemption from section

9(a) of the Act requested pursuant to the application, or the revocation or removal of any

temporary exemptions granted under the Act in connection with the application.

Temporary Order:

Rule 30-5(a)(7) of the Commission's Rules of Practice and Investigations provides that

the Division of Investment Management may exempt persons, for a temporary period not

exceeding 60 days, from section 9(a) of the Act, if, on the basis of the facts then set forth in the

application, it appears that: (i) (A) the prohibitions of section 9(a), as applied to the applicant,

may be unduly or disproportionately severe, or (B) the applicant's conduct has been such as not

to make it against the public interest or the protection of investors to grant the temporary

exemption; and (ii) granting the temporary exemption would protect the interests of the

investment companies being served by the applicant by allowing time for the orderly consideration of the application for permanent relief or the orderly transition of the applicant's responsibilities to a successor, or both.

The Division has considered the matter and, without necessarily agreeing with all of the facts represented or all of the arguments asserted by the Applicants, finds, in accordance with 17 CFR 200.30-5(a)(7), that it appears that (i) the prohibitions of section 9(a), as applied to the Applicants, may be unduly or disproportionately severe, (ii) the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the temporary exemption, and (iii) granting the temporary exemption would protect the interests of the investment companies served by the Applicants by allowing time for the orderly consideration of the application for permanent relief.

Accordingly, in the matter of Wells Fargo Bank, N.A., et al. (File No. 812-14074),

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and the other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from September 20, 2012, until the date the Commission takes final action on their application for a permanent order or, if earlier, November 16, 2012.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary